U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities Exchange Act of
                1934, Section 17(a) of the Public Utility Holding
                             Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[   ]    Check this box if no longer subject to Section 16.  Form 4 or Form 5 obligatons may continue.  See Instruction 1(b).

1.       Name and Address of Reporting Person*

         (Last)   Bronson                (First) Rob        (Middle)
         (Street) 401 Taraval Street
         (City)   San Francisco      (State)  CA      (Zip)   94116

2.       Issuer Name and Ticker or Trading Symbol             TFN

3.       IRS or Social Security Number of Reporting Person (Voluntary)

4.       Statement for Month/Year           August 1998

5.       If Amendment, Date of Original  (Month/Year)

6.       Relationship of Reporting Person to Issuer

           (Check all applicable)

         (    )   Director                     (   )    10% Owner
         ( X  )   Officer (give title below)   (   )    Other (specify below)

                  Vice President

                           Table I  -- Non-Derivative Securities Beneficially Owned

1.    Title of Security           2.  Trans-    3. Trans-    4. Securities Acquired(A)      5. Amount of     6.  Owner-   7. Nature
      (Instr. 3)                      action       action       or Disposed of (D)             Securities        ship        of In-
                                      Date         Code         (Instr. 3, 4 and 5)            Beneficially      Form:       direct
                                                   (Instr. 8)                                  Owned at          Direct      Bene-
                                      (Month/                                                  End of            (D)         ficial
                                      Day/                                                     Month             Indirect    Owner-
                                      Year)        Code   V      Amount   (A) or    Price      (Instr. 3 and 4)  (I)         ship
                                                                          (D)                                    (Instr 4.)  (Instr.
                                                                                                                             4.)
      Common Stock                    7/28/98       P              400**  A          7.8125                  D
      Common Stock                    12/9/98       P              400**  A          4.375                   D
      Common Stock                    12/9/98       P              200    A          4.375     400           D

**Shares owned by the children of Mr. Bronson as to which Mr. Bronson disclaims beneficial ownership.


 *       If the Form is filed by more than one Reporting Person, see
Instruction 5(b)(v)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                             Table  II  --  Derivative  Securities  Beneficially
                        Owned (e.g., puts, calls, warrants, options, convertible securities)



1.Title of    2.Conver- 3.Trans- 4.Transac-  5.Number of    6.Date Exer-   7. Title and Amount 8.Price 9.Number     10.Owner- 11.Na-
  Derivative    sion or   action   tion Code   Derivative     cisable and Ex- of Underlying      of      of Deriv-  ship      ture
  Security      Exercise  Date     (Instr. 8)  Securities     piration Date   Securities         Deriv-  ative      Form      of In-
  (Instr 3.)    Price of                       Acquired (A)                   (Instr. 3 and 4)   ative   Secur-     of De-    direct
                Deriv-    (Month/              or Disposed    (Month/Day/                        Secur-  ities      rivative  Bene-
                ative     Day/                 of (D)         Year)                              ity     Bene-      Secu-     ficial
                           Year)               (Instr. 3,                                                ficially   rity:     Owner-
                                               4, and 5)                                        (Instr.  Owned      Direct    ship
                                                                                                  5)     at End     (D) or   (Instr.
                                                                                                         of         Indi-      4)
                                                                                                         Month      rect (I)
                                                                Date    Expira-          Amount or       (Instr. 4) (Instr. 4)
                                                                Exer-   tion     Title   Number of
                                      Code V    (A)    (D)      cisable Date             Shares



Explanation of Responses:


/s/ Rob Bronson                             January 27, 1999
**Signature of Reporting {Person)           Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

         See 18 U.S.C.     1001 and 15 U.S.C.    78(ff)(a)






Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

         Alternatively, this form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to Rule 101(b) (4) of Regulation S-T.